FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                  REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 or 15d-16 OF
                 THE SECURITIES EXCHANGE ACT OF 1934
                       FOR November 23, 2006

                DYNAMOTIVE ENERGY SYSTEMS CORPORATION
        (Exact name of Registrant as specified in its charter)

                           -----------------


                     Suite 230-1700 West 75th Avenue
                             Vancouver, BC
                            Canada V6P 6G2
                            (604) 267-6000
                (Address of principal executive offices)

                           -----------------

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                        FORM 20-F  X    FORM 40-F
                                  ---             ---
     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the
                   Securities Exchange Act of 1934.]

                              YES         NO  X
                                  ---        ---

    [If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable














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                           FORM  51-102F3

MATERIAL CHANGE REPORT

1.    Name and Address of Company
      ---------------------------

      DynaMotive Energy Systems Corporation (the "Issuer")
      230-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013

2.    Date of Material Change
      -----------------------

      November 22, 2006

3.    News Release
      ------------

      Issued November 22, 2006 and disseminated via Business Wire.

4.    Summary of Material Change
      --------------------------

VANCOUVER, BC, CANADA, November 22, 2006 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in biomass to liquid fuel technology, announced the expansion of its Board and Board appointments to its US subsidiary, Dynamotive Corporation, as it ramps up operations in the US market.

The Company disclosed that George J. Terwilliger III, Esq. joined its board expanding it to seven members with broad representation and professional backgrounds. Board member biographical details are available on Dynamotive's website www.dynamotive.com

Mr. Terwilliger, Dr. Curtin Winsor (current Dynamotive Director) and Mr. Andrew Kingston (currently Dynamotive's President and CEO), were appointed to the US subsidiary Board. Dr. Winsor was appointed as Chairman of the subsidiary.

Commenting on the appointment of Mr. Terwilliger, Mr. Richard Lin, Chairman, said, "We are pleased to welcome Mr. Terwilliger to our Company, as we enter the commercial stage and gear up for rapid growth. The insight and experience that Mr. Terwilliger adds to our board will be of great benefit to our shareholders. My fellow board members and I look forward to working with him."

Mr. Lin added, "With the appointment of such prominent US-based board members and Mr. Kingston, the US subsidiary is poised to become a significant participant in the US biofuel market and create value for our shareholders."



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5.    Full Description of Material Change
      -----------------------------------

      Please see attached news release

6.    Reliance on Subsection 7.1(2) or (3) of National Instrument 51-02
      -----------------------------------------------------------------

      Not applicable


7.    Omitted Information
      -------------------

      Not applicable


8.    Executive Officer
      -----------------

      Contact:      Andrew Kingston, President & CEO
      Telephone:  (604) 267-6013


9.    Date of Report
      --------------
      November 22, 2006

DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                       (signed)       "Andrew Kinston"
                                       ---------------
                                       Andrew Kingston
                                       President & CEO





















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DYNAMOTIVE ENERGY SYSTEMS CORPORATION News Release:  November 22, 2006

          Dynamotive Announces Board Appointments Establishes US
                              Operations Headquarters in Virginia

VANCOUVER, BC, CANADA, November 22, 2006 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in biomass to liquid fuel technology, announced the expansion of its Board and Board appointments to its US subsidiary, Dynamotive Corporation, as it ramps up operations in the US market.

The Company disclosed that George J. Terwilliger III, Esq. joined its board expanding it to seven members with broad representation and professional backgrounds. Board member biographical details are available on Dynamotive's website www.dynamotive.com

Mr. Terwilliger, Dr. Curtin Winsor (current Dynamotive Director) and Mr. Andrew Kingston (currently Dynamotive's President and CEO), were appointed to the US subsidiary Board. Dr. Winsor was appointed as Chairman of the subsidiary.

Commenting on the appointment of Mr. Terwilliger, Mr. Richard Lin, Chairman, said, "We are pleased to welcome Mr. Terwilliger to our Company, as we enter the commercial stage and gear up for rapid growth. The insight and experience that Mr. Terwilliger adds to our board will be of great benefit to our shareholders. My fellow board members and I look forward to working with him."

Mr. Lin added, "With the appointment of such prominent US-based board members and Mr. Kingston, the US subsidiary is poised to become a significant participant in the US biofuel market and create value for our shareholders."

Dr. Winsor, Chairman of the US subsidiary commented, "The market potential in the US is influenced by a number of important political factors. One of the most important is the intense high-level desire of the US government to reduce foreign oil dependency by encouraging biofuel production.

"One billion tons of dry biomass in the US could, potentially, displace a third of US petroleum consumption for transportation and industrial uses.

"We have a unique technology and business platform and a fantastic market opportunity which we will be addressing with US-based staff operating from our headquarters in Virginia."

George Terwilliger
Mr. Terwilliger was Deputy Attorney General of the United States from 1991 to 1993. As Deputy Attorney General, he served as the number two official and chief operating officer of the Department of Justice. He was previously Principal Associate Deputy Attorney General from 1990 to 1991, and a U.S. Attorney for the District of Vermont from 1986 to 1991. His public service career dates back to 1978 when he was appointed an Assistant U.S. Attorney for the District of Columbia.

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Currently, Mr. Terwilliger is a senior partner and head of corporate defense and special projects with White & Case LLP, of Washington DC, where he leads teams of lawyers on behalf of major corporate clients, including oil companies.


Dr. Curtin Winsor

Dr. Winsor served as U.S. Ambassador to Costa Rica from 1983 to 1985 and as consultant on Central America to the Under Secretary of Defense
from 1985 to 1987.   He became Special Assistant to Senator Bob Dole,
Chairman of the Republican National Committee, from 1971 to 1973. Moving to the private sector, Dr. Winsor served as Manager for International Affairs at the Washington office of Chase Manhattan Bank from 1973 to 1979. He helped found the Alliance for Free Enterprise in 1979 and served as its Deputy Director until 1983.

Dr. Winsor has been a Director of Dynamotive Energy Systems since June
1996.

About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA, UK and Argentina. Its carbon/greenhouse gas neutral fast pyrolysis technology uses medium temperatures and oxygen-less conditions to turn dry waste biomass and energy crops into BioOil for power and heat generation. BioOil can be further converted into vehicle fuels and chemicals. Dynamotive's website: www.dynamotive.com

Contacts:
Nigel Horsley, Executive Director, Communications and Investor
Relations,  604-267-6028
Nathan Neumer, Director, Communications,  604-267-6042

Switchboard (604) 267-6000
Toll Free (North America) 1-877-863-2268
Fax (604) 267-6005

Email: info@dynamotive.com
Website: www.dynamotive.com

Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not
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limited to, changes in energy prices, availability of capital, and the
Company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the Company's disclosure filings with the Securities and Exchange Commission.
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